Filed Pursuant to Rule 253(g)(2)

File No. 024-11325

Arrived Homes, LLC

SUPPLEMENT NO. 6 DATED October 27, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of October 25, 2026.

Net Asset Value as of October 25, 2026

As of October 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2027.

Series	NAV Per Interest
100	$8.13
101	$7.66
Abbington	$8.89
Abernant	$9.91
Alvin	$10.28
Amber	$10.23
Apollo	$6.29
Aster	$8.98
Augusta	$9.72
Avebury	$8.09
Avondale	$8.96
Badminton	$12.27
Ballinger	$9.87
Bandelier	$10.45
Baron	$7.83
Basil	$15.12
Bayside	$10.54
Bazzel	$9.72
Bedford	$8.90
Bella	$10.01
Belle	$7.28
Belvedere	$9.80
Bergenia	$9.78
Blossom	$9.14
Bonneau	$9.98
Brainerd	$9.39
Braxton	$9.90
Brennan	$5.94
Briarwood	$9.96
Brooklyn	$8.82
Burlington	$8.24
Butter	$11.25
Calvin	$9.92
Camino	$9.43
Cawley	$9.47
Chaparral	$17.60
Chelsea	$8.36
Chester	$9.99
Chickamauga	$9.89
Chinook	$9.30
Chitwood	$10.26
Clover	$9.36
Coatbridge	$8.51
Collier	$10.57
Collinston	$8.63
Conway	$8.98
Cove	$9.87
Creekside	$9.93
Creekwood	$8.70
Cumberland	$9.15
Cupcake	$15.51
Cypress	$6.93
Daisy	$10.21
Davidson	$10.15
Dawson	$9.70
Delta	$3.47
Dewberry	$11.06
Diablo	$7.55
Dogwood	$9.90
Dolittle	$11.07
Dolly	$8.40
Dops	$10.64
Dorchester	$9.21
Dunbar	$8.30
Eagle	$12.80
Eastfair	$10.33
Eastwood	$10.11
Elevation	$7.14
Ella	$9.97
Ellen	$8.74
Elm	$13.59
Emporia	$4.74
Ensenada	$6.88
Falcon	$12.46
Felix	$9.44
Fenwick	$9.72
Fletcher	$9.45
Folly	$9.52
Forest	$10.52
Foster	$10.45
Franklin	$9.89
Gardens	$8.74
General	$10.01
Goose	$13.36
Grant	$11.88
Greenhill	$10.08
Gretal	$9.44
Grove	$8.80
Hadden	$8.90
Hansard	$11.53
Hansel	$7.56
Hargrave	$9.66
Harrison	$9.16
Henry	$8.06
Heritage	$7.31
Heron	$10.27
Highland	$9.71
Hines	$9.58
Hobbes	$9.77
Holcomb	$7.65
Holland	$10.57
Hollandaise	$8.23
Holloway	$12.84
Inglewood	$9.10
Irene	$9.31
Jack	$8.56
Jake	$7.85
Jefferson	$10.24
Jill	$8.43
Johnny	$8.08
June	$8.22
Jupiter	$10.73
Kawana	$8.19
Kennesaw	$9.12
Kenny	$8.39
KerriAnn	$7.38
Kessler	$9.53
Kingsley	$11.32
Kirkwood	$7.52
Korin	$10.77
Lallie	$5.23
Lanier	$8.78
Lannister	$7.34
Latte	$9.83
Lennox	$12.53
Lierly	$26.36
Lily	$6.92
Limestone	$8.78
Litton	$11.22
Longwoods	$9.49
Lookout	$9.53
Loretta	$9.30
Louis	$10.42
Louise	$10.75
Lovejoy	$5.39
Luna	$11.39
Lurleen	$8.37
Madison	$6.96
Mae	$9.85
Magnolia	$7.34
Malbec	$16.56
Mammoth	$6.90
Marcelo	$9.95
Marie	$11.64
Marietta	$9.62
Marion	$10.16
Marple	$9.02
Martell	$9.83
Mary	$10.54
Matchingham	$10.60
McGregor	$9.83
McLovin	$7.29
Meadow	$9.79
Mimosa	$9.24
Mojave	$14.98
Murphy	$11.45
Mycroft	$9.01
Nugget	$7.75
Odessa	$7.44
Olive	$10.27
Oly	$7.69
Onyx	$8.88
Oscar	$9.38
Osceola	$9.09
Osprey	$9.78
Otoro	$3.53
Palmer	$9.36
Patrick	$16.76
Peanut	$9.59
Pearl	$8.32
Pecan	$17.81
Peterson	$10.10
Piedmont	$6.37
Pinot	$16.46
Pioneer	$8.27
Plumtree	$16.33
Point	$8.24
Porthos	$9.52
Quincy	$8.40
Redondo	$10.16
Regency	$12.93
Reginald	$7.50
Reynolds	$7.93
Ribbonwalk	$9.38
Richardson	$10.10
Richmond	$9.68
Ridge	$10.55
Ritter	$8.86
River	$12.51
Riverwalk	$9.94
Rooney	$8.78
Roseberry	$11.10
Rosewood	$10.60
Roxy	$8.86
Saddlebred	$7.59
Saint	$7.33
Sajni	$10.17
Salem	$15.99
Salinas	$10.88
Saturn	$9.77
Scepter	$8.76
Sequoyah	$8.68
Shallowford	$7.63
Shoreline	$9.32
Sigma	$9.49
Simon	$10.37
Sims	$9.55
Soapstone	$24.18
Sodalis	$8.72
Spencer	$10.41
Splash	$14.91
Spring	$9.39
Stonebriar	$7.78
Sugar	$10.46
Summerset	$11.67
Sundance	$9.46
Sunnyside	$10.74
Swift	$9.05
Taylor	$9.07
Terracotta	$6.57
Theodore	$10.35
Tulip	$7.57
Tuscan	$15.51
Tuscarora	$10.44
Tuxford	$6.06
Vernon	$9.68
Walton	$9.32
Wave	$3.46
Weldon	$11.41
Wellington	$8.86
Wentworth	$15.20
Wescott	$7.35
Westchester	$8.75
Wildwood	$11.57
Willow	$9.04
Wilson	$10.22
Winchester	$9.75
Windsor	$9.52
Winston	$8.94
Wisteria	$8.78

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	100	101	Abbington	Abernant	Alvin	Amber	Apollo
ASSETS
Current assets:
Cash	$4,323	$7,182	$10,269	$9,730	$16,512	$6,000	$1,430
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	-	4,313	5,504	3,551	5,228	4,163	2,235
Property and equipment, net	547,514	571,556	430,005	210,863	294,817	266,306	182,188
Total assets	$553,065	$584,285	$446,767	$224,783	$317,538	$280,134	$189,844

LIABILITIES
Current liabilities:
Accrued expenses	$3,818	$3,532	$3,246	$2,691	$2,363	$2,970	$3,571
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	32,024	31,007	23,701	3,703	5,235	7,229	18,943
Tenant deposits	-	2,995	2,845	1,745	2,545	1,995	648
Note payable, related party	-	30,800	-	-	-	5,900	20,000
Mortgage payables	-	-	-	-	-	198,944	133,513
Total liabilities	$35,843	$68,335	$29,791	$8,139	$10,143	$217,037	$176,675

MEMBERS' EQUITY (DEFICIT)
Members' capital	563,235	619,057	431,672	217,822	287,056	104,603	68,831
Accumulated deficit	(46,014)	(103,106)	(14,697)	(1,178)	20,339	(41,507)	(55,662)
Total members' equity (deficit)	$517,222	$515,951	$416,976	$216,644	$307,395	$63,097	$13,169
Total liabilities and members' equity (deficit)	$553,065	$584,285	$446,767	$224,783	$317,538	$280,134	$189,844

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	517,222	515,951	416,976	216,644	307,395	63,097	13,169
Net adjustments to fair value	44,759	32,364	70,971	52,995	76,564	83,234	43,445
TOTAL NET ASSETS	$561,981	$548,315	$487,947	$269,639	$383,959	$146,331	$56,614
NET ASSET VALUE PER INTEREST	$8.13	$7.66	$8.89	$9.91	$10.28	$10.23	$6.29

	Aster	Augusta	Avebury	Avondale	Badminton	Ballinger	Bandelier
ASSETS
Current assets:
Cash	$2,511	$17,125	$3,697	$6,000	$5,904	$6,000	$6,880
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,171	4,140	3,966	4,182	4,690	4,240	4,775
Property and equipment, net	234,811	273,038	257,687	303,060	223,450	279,313	309,863
Total assets	$244,795	$295,057	$269,307	$314,119	$239,956	$290,327	$327,419

LIABILITIES
Current liabilities:
Accrued expenses	$4,814	$3,500	$2,750	$3,725	$6,956	$2,370	$3,317
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,120	5,605	6,927	7,887	8,366	5,760	7,113
Tenant deposits	1,795	1,995	1,795	2,195	2,195	2,320	2,245
Note payable, related party	19,100	-	11,000	-	16,300	-	-
Mortgage payables	124,631	-	201,068	-	174,200	-	242,760
Total liabilities	$156,460	$11,100	$223,540	$13,807	$208,017	$10,449	$255,435

MEMBERS' EQUITY (DEFICIT)
Members' capital	145,792	279,786	88,889	320,665	72,648	284,035	112,369
Accumulated deficit	(57,457)	4,171	(43,121)	(20,352)	(40,709)	(4,158)	(40,385)
Total members' equity (deficit)	$88,335	$283,957	$45,767	$300,313	$31,939	$279,878	$71,984
Total liabilities and members' equity (deficit)	$244,795	$295,057	$269,307	$314,119	$239,956	$290,327	$327,419

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	88,335	283,957	45,767	300,313	31,939	279,878	71,984
Net adjustments to fair value	66,735	58,093	55,064	48,212	100,179	67,930	82,154
TOTAL NET ASSETS	$155,070	$342,050	$100,831	$348,525	$132,118	$347,807	$154,138
NET ASSET VALUE PER INTEREST	$8.98	$9.72	$8.09	$8.96	$12.27	$9.87	$10.45

	Baron	Basil	Bayside	Bazzel	Bedford	Bella	Belle
ASSETS
Current assets:
Cash	$2,295	$4,461	$3,575	$6,000	$4,242	$2,017	$6,540
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,831	3,620	2,429	3,939	3,307	2,195	3,593
Property and equipment, net	520,238	174,992	221,777	238,616	248,794	288,251	393,741
Total assets	$529,878	$185,722	$235,097	$249,346	$264,961	$293,255	$404,985

LIABILITIES
Current liabilities:
Accrued expenses	$5,789	$4,202	$6,808	$4,756	$7,635	$4,716	$5,932
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	30,388	5,040	16,531	13,975	7,019	10,537	10,780
Tenant deposits	3,295	1,695	-	1,845	2,295	2,195	3,593
Note payable, related party	-	8,700	10,000	20,700	12,300	6,500	23,900
Mortgage payables	-	131,625	165,750	-	194,658	-	-
Total liabilities	$39,472	$151,262	$199,089	$41,276	$223,908	$23,948	$44,204

MEMBERS' EQUITY (DEFICIT)
Members' capital	527,251	55,854	80,583	240,303	86,157	302,343	420,332
Accumulated deficit	(36,845)	(21,394)	(44,576)	(32,234)	(45,104)	(33,036)	(59,551)
Total members' equity (deficit)	$490,406	$34,460	$36,007	$208,070	$41,053	$269,307	$360,781
Total liabilities and members' equity (deficit)	$529,878	$185,722	$235,097	$249,346	$264,961	$293,255	$404,985

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	490,406	34,460	36,007	208,070	41,053	269,307	360,781
Net adjustments to fair value	18,696	108,465	93,555	73,807	67,619	93,909	2,896
TOTAL NET ASSETS	$509,103	$142,926	$129,563	$281,877	$108,672	$363,216	$363,677
NET ASSET VALUE PER INTEREST	$7.83	$15.12	$10.54	$9.72	$8.90	$10.01	$7.28

	Belvedere	Bergenia	Blossom	Bonneau	Brainerd	Braxton	Brennan
ASSETS
Current assets:
Cash	$14,829	$10,302	$5,284	$3,681	$7,924	$6,000	$1,568
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,802	2,847	1,800	4,430	4,511	3,517	4,295
Property and equipment, net	271,446	201,075	228,346	301,972	263,084	290,103	201,943
Total assets	$292,052	$214,871	$235,982	$311,984	$276,171	$300,280	$212,456

LIABILITIES
Current liabilities:
Accrued expenses	$3,645	$2,183	$6,183	$6,798	$3,531	$3,573	$3,933
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,872	4,064	12,146	14,667	6,619	8,423	22,772
Tenant deposits	2,295	1,495	1,800	2,545	2,495	2,045	1,550
Note payable, related party	-	-	10,000	2,000	-	8,700	35,200
Mortgage payables	-	-	-	-	144,094	-	154,163
Total liabilities	$11,812	$7,742	$30,128	$26,010	$156,739	$22,740	$217,617

MEMBERS' EQUITY (DEFICIT)
Members' capital	264,333	203,714	240,219	317,431	141,327	293,610	84,906
Accumulated deficit	15,907	3,414	(34,365)	(31,458)	(21,894)	(16,070)	(90,067)
Total members' equity (deficit)	$280,240	$207,129	$205,854	$285,974	$119,432	$277,539	$(5,161)
Total liabilities and members' equity (deficit)	$292,052	$214,871	$235,982	$311,984	$276,171	$300,280	$212,456

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	280,240	207,129	205,854	285,974	119,432	277,539	(5,161)
Net adjustments to fair value	62,557	46,189	72,712	102,466	61,900	97,514	68,138
TOTAL NET ASSETS	$342,797	$253,318	$278,566	$388,440	$181,332	$375,053	$62,977
NET ASSET VALUE PER INTEREST	$9.80	$9.78	$9.14	$9.98	$9.39	$9.90	$5.94

	Briarwood	Brooklyn	Burlington	Butter	Calvin	Camino	Cawley
ASSETS
Current assets:
Cash	$10,022	$3,906	$6,000	$3,415	$15,674	$5,898	$9,827
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	-	2,307	7,111	6,681	2,598	3,529	4,188
Property and equipment, net	193,475	151,708	584,785	331,258	218,528	237,484	289,613
Total assets	$204,150	$158,444	$599,634	$349,642	$237,299	$247,576	$304,502

LIABILITIES
Current liabilities:
Accrued expenses	$3,705	$2,527	$6,170	$5,688	$2,980	$2,483	$3,428
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,359	7,961	32,345	7,827	3,866	7,630	6,064
Tenant deposits	-	1,295	3,645	2,795	1,795	1,595	2,095
Note payable, related party	-	23,100	11,100	23,200	-	-	-
Mortgage payables	-	82,481	-	260,135	-	-	-
Total liabilities	$7,064	$117,364	$53,260	$299,646	$8,641	$11,708	$11,587

MEMBERS' EQUITY (DEFICIT)
Members' capital	197,414	91,908	592,923	108,599	218,040	236,979	292,641
Accumulated deficit	(328)	(50,828)	(46,548)	(58,603)	10,618	(1,111)	275
Total members' equity (deficit)	$197,086	$41,080	$546,375	$49,996	$228,658	$235,868	$292,915
Total liabilities and members' equity (deficit)	$204,150	$158,444	$599,634	$349,642	$237,299	$247,576	$304,502

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	197,086	41,080	546,375	49,996	228,658	235,868	292,915
Net adjustments to fair value	55,463	62,481	48,681	127,970	52,326	54,763	58,340
TOTAL NET ASSETS	$252,550	$103,561	$595,055	$177,965	$280,984	$290,631	$351,255
NET ASSET VALUE PER INTEREST	$9.96	$8.82	$8.24	$11.25	$9.92	$9.43	$9.47

	Chaparral	Chelsea	Chester	Chickamauga	Chinook	Chitwood	Clover
ASSETS
Current assets:
Cash	$6,323	$6,380	$4,451	$12,340	$5,950	$9,593	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,050	4,052	4,894	5,909	3,538	4,855	5,400
Property and equipment, net	167,115	273,082	332,456	337,560	284,045	342,458	296,548
Total assets	$179,095	$288,593	$346,771	$356,699	$294,531	$357,768	$308,951

LIABILITIES
Current liabilities:
Accrued expenses	$5,579	$2,807	$3,473	$2,811	$3,387	$4,389	$3,518
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,750	7,062	9,247	8,313	7,609	11,744	20,865
Tenant deposits	1,695	1,895	2,545	3,693	1,995	2,795	1,995
Note payable, related party	-	-	-	-	1,200	-	3,600
Mortgage payables	104,310	213,480	182,114	-	-	-	-
Total liabilities	$117,335	$225,245	$197,379	$14,816	$14,191	$18,928	$29,979

MEMBERS' EQUITY (DEFICIT)
Members' capital	60,984	87,037	201,649	328,432	292,138	337,599	296,705
Accumulated deficit	777	(23,689)	(52,257)	13,451	(11,799)	1,240	(17,733)
Total members' equity (deficit)	$61,760	$63,348	$149,392	$341,882	$280,340	$338,839	$278,972
Total liabilities and members' equity (deficit)	$179,095	$288,593	$346,771	$356,699	$294,531	$357,768	$308,951

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	61,760	63,348	149,392	341,882	280,340	338,839	278,972
Net adjustments to fair value	122,712	51,157	98,211	83,985	55,421	113,247	75,341
TOTAL NET ASSETS	$184,472	$114,505	$247,603	$425,868	$335,760	$452,087	$354,313
NET ASSET VALUE PER INTEREST	$17.60	$8.36	$9.99	$9.89	$9.30	$10.26	$9.36

	Coatbridge	Collier	Collinston	Conway	Cove	Creekside	Creekwood
ASSETS
Current assets:
Cash	$1,174	$5,154	$3,717	$6,274	$3,430	$11,461	$5,302
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,143	4,277	7,417	6,674	7,170	4,189	2,041
Property and equipment, net	237,909	317,926	183,735	614,825	192,666	278,421	259,049
Total assets	$249,855	$328,200	$197,573	$629,071	$204,028	$294,724	$272,623

LIABILITIES
Current liabilities:
Accrued expenses	$8,819	$1,678	$2,879	$4,505	$3,147	$6,200	$3,233
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,720	18,734	20,900	16,642	5,515	7,566	7,070
Tenant deposits	3,143	2,295	1,595	3,645	1,695	2,350	1,795
Note payable, related party	25,400	-	33,600	9,400	22,700	-	-
Mortgage payables	175,500	-	135,017	-	-	-	141,581
Total liabilities	$222,581	$22,706	$193,991	$34,191	$33,057	$16,116	$153,679

MEMBERS' EQUITY (DEFICIT)
Members' capital	92,846	313,134	81,057	638,028	208,024	270,148	158,854
Accumulated deficit	(65,571)	(7,640)	(77,476)	(43,148)	(37,053)	8,460	(39,910)
Total members' equity (deficit)	$27,274	$305,493	$3,582	$594,880	$170,971	$278,608	$118,944
Total liabilities and members' equity (deficit)	$249,855	$328,200	$197,573	$629,071	$204,028	$294,724	$272,623

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	27,274	305,493	3,582	594,880	170,971	278,608	118,944
Net adjustments to fair value	84,186	114,728	84,617	102,432	72,211	75,443	49,968
TOTAL NET ASSETS	$111,461	$420,222	$88,198	$697,312	$243,182	$354,050	$168,912
NET ASSET VALUE PER INTEREST	$8.51	$10.57	$8.63	$8.98	$9.87	$9.93	$8.70

	Cumberland	Cupcake	Cypress	Daisy	Davidson	Dawson	Delta
ASSETS
Current assets:
Cash	$6,000	$6,000	$5,165	$6,798	$3,402	$2,267	$3,418
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,187	3,595	6,070	3,395	1,828	3,710	9,094
Property and equipment, net	265,190	197,063	332,973	269,659	192,429	196,805	305,958
Total assets	$275,065	$210,003	$350,679	$280,541	$201,935	$208,736	$327,520

LIABILITIES
Current liabilities:
Accrued expenses	$2,619	$5,873	$3,771	$5,301	$2,837	$6,035	$4,918
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,411	5,609	9,934	7,471	22,239	8,034	20,091
Tenant deposits	1,695	1,945	2,395	1,695	-	1,745	2,195
Note payable, related party	-	-	21,500	-	14,600	23,900	95,700
Mortgage payables	-	150,336	179,401	-	145,446	146,250	224,724
Total liabilities	$12,725	$163,763	$217,001	$14,466	$185,122	$185,964	$347,627

MEMBERS' EQUITY (DEFICIT)
Members' capital	266,181	52,946	197,944	265,399	67,537	78,568	118,520
Accumulated deficit	(3,841)	(6,707)	(64,265)	676	(50,723)	(55,795)	(138,626)
Total members' equity (deficit)	$262,340	$46,240	$133,679	$266,075	$16,814	$22,772	$(20,106)
Total liabilities and members' equity (deficit)	$275,065	$210,003	$350,679	$280,541	$201,935	$208,736	$327,520

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	262,340	46,240	133,679	266,075	16,814	22,772	(20,106)
Net adjustments to fair value	50,623	120,583	36,763	87,948	77,055	83,590	70,441
TOTAL NET ASSETS	$312,963	$166,823	$170,442	$354,023	$93,869	$106,362	$50,335
NET ASSET VALUE PER INTEREST	$9.15	$15.51	$6.93	$10.21	$10.15	$9.70	$3.47

	Dewberry	Diablo	Dogwood	Dolittle	Dolly	Dops	Dorchester
ASSETS
Current assets:
Cash	$4,227	$6,112	$6,000	$4,549	$7,256	$5,207	$6,971
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,814	3,855	4,445	4,894	7,494	3,243	4,507
Property and equipment, net	164,202	265,868	215,082	268,172	617,447	185,601	312,911
Total assets	$181,147	$280,431	$226,197	$285,732	$633,519	$194,606	$326,378

LIABILITIES
Current liabilities:
Accrued expenses	$5,176	$3,615	$2,027	$6,226	$3,602	$2,114	$7,979
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,376	6,808	12,668	10,820	16,784	5,393	16,875
Tenant deposits	1,695	2,145	1,750	2,295	3,995	1,495	2,295
Note payable, related party	24,700	27,300	-	5,300	-	-	50,800
Mortgage payables	119,606	205,950	-	205,636	-	-	-
Total liabilities	$157,553	$245,818	$16,445	$230,277	$24,381	$9,002	$77,949

MEMBERS' EQUITY (DEFICIT)
Members' capital	63,153	93,448	210,374	89,246	637,831	184,565	336,096
Accumulated deficit	(39,560)	(58,835)	(622)	(33,791)	(28,693)	1,038	(87,667)
Total members' equity (deficit)	$23,594	$34,613	$209,752	$55,455	$609,138	$185,604	$248,430
Total liabilities and members' equity (deficit)	$181,147	$280,431	$226,197	$285,732	$633,519	$194,606	$326,378

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	23,594	34,613	209,752	55,455	609,138	185,604	248,430
Net adjustments to fair value	77,770	62,714	65,359	92,595	51,723	70,483	120,206
TOTAL NET ASSETS	$101,364	$97,327	$275,110	$148,049	$660,861	$256,086	$368,636
NET ASSET VALUE PER INTEREST	$11.06	$7.55	$9.90	$11.07	$8.40	$10.64	$9.21

	Dunbar	Eagle	Eastfair	Eastwood	Elevation	Ella	Ellen
ASSETS
Current assets:
Cash	$7,289	$7,855	$1,096	$11,028	$2,468	$724	$14,403
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,014	4,282	1,949	5,035	8,111	2,183	3,779
Property and equipment, net	298,898	247,994	185,781	295,539	235,610	237,922	229,178
Total assets	$311,034	$265,865	$192,642	$312,548	$251,233	$241,441	$248,079

LIABILITIES
Current liabilities:
Accrued expenses	$2,525	$6,839	$6,712	$2,262	$5,113	$2,564	$6,999
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,970	6,437	5,738	5,208	15,661	8,433	4,571
Tenant deposits	2,295	2,245	1,949	2,795	1,895	1,595	2,100
Note payable, related party	63,200	-	16,500	-	54,100	-	-
Mortgage payables	-	132,010	150,006	-	172,250	-	-
Total liabilities	$82,989	$147,531	$180,905	$10,265	$249,019	$12,593	$13,670

MEMBERS' EQUITY (DEFICIT)
Members' capital	317,239	134,509	58,149	314,542	99,928	248,227	239,529
Accumulated deficit	(89,194)	(16,174)	(46,412)	(12,259)	(97,714)	(19,378)	(5,120)
Total members' equity (deficit)	$228,045	$118,335	$11,737	$302,283	$2,214	$228,849	$234,409
Total liabilities and members' equity (deficit)	$311,034	$265,865	$192,642	$312,548	$251,233	$241,441	$248,079

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	228,045	118,335	11,737	302,283	2,214	228,849	234,409
Net adjustments to fair value	76,644	117,745	75,676	76,667	87,427	76,692	25,191
TOTAL NET ASSETS	$304,689	$236,080	$87,413	$378,950	$89,641	$305,541	$259,600
NET ASSET VALUE PER INTEREST	$8.30	$12.80	$10.33	$10.11	$7.14	$9.97	$8.74

	Elm	Emporia	Ensenada	Falcon	Felix	Fenwick	Fletcher
ASSETS
Current assets:
Cash	$3,155	$6,000	$5,011	$1,398	$7,012	$9,039	$13,099
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,433	4,650	6,681	3,550	4,548	6,100	2,709
Property and equipment, net	143,426	310,918	496,774	248,640	231,453	276,046	162,398
Total assets	$154,828	$328,642	$518,480	$260,572	$244,428	$291,995	$178,728

LIABILITIES
Current liabilities:
Accrued expenses	$3,970	$5,068	$5,218	$6,801	$1,098	$3,076	$3,181
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,083	8,299	12,847	6,210	7,316	5,648	2,915
Tenant deposits	1,650	2,395	3,595	1,995	2,393	4,190	1,395
Note payable, related party	12,400	35,000	16,100	-	-	-	-
Mortgage payables	105,955	242,808	388,905	132,000	-	-	-
Total liabilities	$133,058	$293,570	$426,665	$147,006	$10,806	$12,914	$7,491

MEMBERS' EQUITY (DEFICIT)
Members' capital	54,544	114,863	177,649	136,682	233,717	287,676	163,003
Accumulated deficit	(32,773)	(79,790)	(85,834)	(23,116)	(96)	(8,595)	8,233
Total members' equity (deficit)	$21,771	$35,072	$91,815	$113,566	$233,622	$279,082	$171,237
Total liabilities and members' equity (deficit)	$154,828	$328,642	$518,480	$260,572	$244,428	$291,995	$178,728

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	21,771	35,072	91,815	113,566	233,622	279,082	171,237
Net adjustments to fair value	89,773	37,239	67,257	115,441	45,821	65,945	32,424
TOTAL NET ASSETS	$111,544	$72,311	$159,071	$229,006	$279,442	$345,026	$203,661
NET ASSET VALUE PER INTEREST	$13.59	$4.74	$6.88	$12.46	$9.44	$9.72	$9.45

	Folly	Forest	Foster	Franklin	Gardens	General	Goose
ASSETS
Current assets:
Cash	$6,000	$349	$6,000	$6,000	$3,784	$7,987	$7,296
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,116	14,388	1,850	4,682	3,277	4,910	3,940
Property and equipment, net	280,776	308,747	288,566	283,027	198,602	291,643	231,108
Total assets	$293,387	$328,677	$297,183	$294,570	$207,692	$305,291	$243,876

LIABILITIES
Current liabilities:
Accrued expenses	$6,159	$6,828	$5,893	$9,809	$1,858	$3,902	$6,580
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	20,212	14,412	6,360	9,469	7,620	5,816	5,874
Tenant deposits	2,695	1,248	1,850	2,595	-	2,495	1,995
Note payable, related party	2,600	60,400	-	-	11,000	-	5,500
Mortgage payables	-	227,500	-	-	134,988	-	122,920
Total liabilities	$31,666	$310,387	$14,102	$21,873	$155,466	$12,213	$142,870

MEMBERS' EQUITY (DEFICIT)
Members' capital	291,985	131,264	298,536	287,950	79,003	291,065	123,931
Accumulated deficit	(30,264)	(112,974)	(15,455)	(15,254)	(26,776)	2,014	(22,925)
Total members' equity (deficit)	$261,721	$18,290	$283,081	$272,697	$52,227	$293,078	$101,006
Total liabilities and members' equity (deficit)	$293,387	$328,677	$297,183	$294,570	$207,692	$305,291	$243,876

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	261,721	18,290	283,081	272,697	52,227	293,078	101,006
Net adjustments to fair value	82,944	152,529	106,892	78,195	48,157	81,949	129,419
TOTAL NET ASSETS	$344,665	$170,819	$389,972	$350,892	$100,384	$375,027	$230,425
NET ASSET VALUE PER INTEREST	$9.52	$10.52	$10.45	$9.89	$8.74	$10.01	$13.36

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel
ASSETS
Current assets:
Cash	$7,305	$5,035	$11,218	$759	$3,296	$11,569	$828
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,863	5,874	4,390	3,664	3,581	-	3,577
Property and equipment, net	331,289	288,498	406,229	202,943	199,513	275,153	364,413
Total assets	$348,851	$309,464	$422,792	$212,658	$212,611	$287,764	$377,010

LIABILITIES
Current liabilities:
Accrued expenses	$4,300	$7,410	$2,421	$3,546	$4,862	$5,569	$2,570
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,747	7,853	10,253	8,621	5,218	6,642	17,679
Tenant deposits	-	3,119	2,395	1,869	1,695	-	1,995
Note payable, related party	-	5,100	-	10,100	13,900	-	22,600
Mortgage payables	256,741	225,701	-	155,853	141,953	-	197,844
Total liabilities	$268,788	$249,183	$15,069	$179,988	$167,627	$12,211	$242,688

MEMBERS' EQUITY (DEFICIT)
Members' capital	109,960	87,490	417,018	78,765	76,216	269,380	221,379
Accumulated deficit	(29,898)	(27,210)	(9,294)	(46,095)	(31,232)	6,172	(87,058)
Total members' equity (deficit)	$80,062	$60,281	$407,723	$32,671	$44,984	$275,553	$134,321
Total liabilities and members' equity (deficit)	$348,851	$309,464	$422,792	$212,658	$212,611	$287,764	$377,010

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	80,062	60,281	407,723	32,671	44,984	275,553	134,321
Net adjustments to fair value	112,271	77,332	86,251	57,225	52,096	130,738	67,684
TOTAL NET ASSETS	$192,334	$137,613	$493,974	$89,896	$97,080	$406,291	$202,005
NET ASSET VALUE PER INTEREST	$11.88	$10.08	$9.44	$8.80	$8.90	$11.53	$7.56

	Hargrave	Harrison	Henry	Heritage	Heron	Highland	Hines
ASSETS
Current assets:
Cash	$6,000	$9,066	$6,343	$624	$4,753	$6,000	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,583	3,045	2,395	4,120	4,649	3,133	3,553
Property and equipment, net	216,250	410,899	385,238	260,196	256,552	256,888	231,432
Total assets	$226,333	$430,720	$395,135	$272,384	$273,541	$266,775	$241,534

LIABILITIES
Current liabilities:
Accrued expenses	$3,173	$2,587	$5,719	$4,753	$5,387	$4,003	$2,492
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,988	11,204	9,939	10,924	6,831	7,239	13,441
Tenant deposits	1,945	3,045	2,395	1,995	2,369	1,845	1,845
Note payable, related party	8,300	-	42,500	19,300	12,400	5,900	6,200
Mortgage payables	-	225,348	-	201,056	198,968	-	-
Total liabilities	$19,406	$242,184	$60,553	$238,027	$225,955	$18,987	$23,979

MEMBERS' EQUITY (DEFICIT)
Members' capital	237,101	230,461	399,905	95,559	96,685	258,635	236,344
Accumulated deficit	(30,174)	(41,925)	(65,323)	(61,202)	(49,100)	(10,847)	(18,788)
Total members' equity (deficit)	$206,927	$188,536	$334,582	$34,357	$47,586	$247,788	$217,555
Total liabilities and members' equity (deficit)	$226,333	$430,720	$395,135	$272,384	$273,541	$266,775	$241,534

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	206,927	188,536	334,582	34,357	47,586	247,788	217,555
Net adjustments to fair value	63,726	86,643	44,084	57,026	82,770	64,818	64,629
TOTAL NET ASSETS	$270,654	$275,179	$378,666	$91,383	$130,356	$312,607	$282,184
NET ASSET VALUE PER INTEREST	$9.66	$9.16	$8.06	$7.31	$10.27	$9.71	$9.58

	Hobbes	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Irene
ASSETS
Current assets:
Cash	$5,383	$12,526	$627	$2,865	$5,211	$6,000	$11,859
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,308	2,095	2,168	3,884	5,112	6,023	1,994
Property and equipment, net	216,533	317,009	183,900	324,320	293,674	609,696	162,398
Total assets	$225,724	$332,441	$192,360	$338,131	$310,798	$623,055	$176,773

LIABILITIES
Current liabilities:
Accrued expenses	$2,949	$5,942	$6,156	$2,533	$8,087	$4,516	$4,222
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,034	17,459	8,768	10,693	10,895	16,338	2,867
Tenant deposits	1,695	2,095	2,168	2,095	3,119	3,595	1,395
Note payable, related party	-	-	-	18,500	9,900	-	-
Mortgage payables	-	-	145,451	253,234	221,000	-	-
Total liabilities	$10,678	$25,496	$162,543	$287,055	$253,001	$24,449	$8,485

MEMBERS' EQUITY (DEFICIT)
Members' capital	232,197	320,399	77,035	129,288	108,340	648,487	162,655
Accumulated deficit	(17,151)	(13,454)	(47,218)	(78,212)	(50,543)	(49,881)	5,633
Total members' equity (deficit)	$215,046	$306,945	$29,817	$51,076	$57,797	$598,606	$168,288
Total liabilities and members' equity (deficit)	$225,724	$332,441	$192,360	$338,131	$310,798	$623,055	$176,773

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	215,046	306,945	29,817	51,076	57,797	598,606	168,288
Net adjustments to fair value	58,866	5,660	77,022	83,870	131,616	108,976	32,185
TOTAL NET ASSETS	$273,912	$312,605	$106,839	$134,947	$189,413	$707,582	$200,473
NET ASSET VALUE PER INTEREST	$9.77	$7.65	$10.57	$8.23	$12.84	$9.10	$9.31

	Jack	Jake	Jefferson	Jill	Johnny	June	Jupiter
ASSETS
Current assets:
Cash	$5,161	$6,000	$12,498	$5,087	$3,198	$6,000	$5,946
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,143	6,375	4,724	4,139	5,225	5,617	2,978
Property and equipment, net	370,299	526,044	249,125	359,940	524,370	524,370	183,731
Total assets	$386,121	$540,022	$267,102	$378,123	$533,970	$537,164	$197,334

LIABILITIES
Current liabilities:
Accrued expenses	$5,695	$6,015	$2,272	$2,256	$3,689	$3,524	$2,769
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	12,477	30,852	5,857	9,464	32,474	28,606	5,246
Tenant deposits	3,143	3,345	2,595	2,195	2,945	2,945	1,550
Note payable, related party	16,200	19,900	-	-	15,200	10,600	5,900
Mortgage payables	287,137	-	-	197,167	-	-	138,246
Total liabilities	$324,651	$60,111	$10,724	$211,082	$54,307	$45,675	$153,711

MEMBERS' EQUITY (DEFICIT)
Members' capital	138,238	563,175	235,763	210,931	552,405	549,506	74,162
Accumulated deficit	(76,768)	(83,265)	20,614	(43,890)	(72,742)	(58,017)	(30,539)
Total members' equity (deficit)	$61,470	$479,910	$256,378	$167,041	$479,663	$491,489	$43,623
Total liabilities and members' equity (deficit)	$386,121	$540,022	$267,102	$378,123	$533,970	$537,164	$197,334

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	61,470	479,910	256,378	167,041	479,663	491,489	43,623
Net adjustments to fair value	95,580	43,437	70,662	58,886	54,969	53,791	69,055
TOTAL NET ASSETS	$157,050	$523,347	$327,040	$225,927	$534,632	$545,280	$112,677
NET ASSET VALUE PER INTEREST	$8.56	$7.85	$10.24	$8.43	$8.08	$8.22	$10.73

	Kawana	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood
ASSETS
Current assets:
Cash	$2,372	$9,599	$6,000	$4,883	$4,736	$5,565	$3,141
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,793	4,816	4,004	5,867	3,062	5,066	3,346
Property and equipment, net	244,180	380,343	617,447	297,417	232,566	272,493	237,245
Total assets	$252,935	$395,836	$628,794	$313,294	$244,494	$291,088	$249,438

LIABILITIES
Current liabilities:
Accrued expenses	$2,467	$4,520	$3,844	$3,793	$5,001	$13,185	$2,648
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,822	20,377	21,834	7,222	7,458	8,311	8,844
Tenant deposits	-	2,795	2,945	1,995	1,595	2,395	1,650
Note payable, related party	8,900	-	3,100	31,700	13,600	22,200	34,100
Mortgage payables	190,635	-	-	235,788	125,623	215,000	180,191
Total liabilities	$209,824	$27,692	$31,723	$280,498	$153,277	$261,091	$227,433

MEMBERS' EQUITY (DEFICIT)
Members' capital	84,911	390,724	667,487	113,673	143,557	93,671	86,729
Accumulated deficit	(41,800)	(22,580)	(70,416)	(80,877)	(52,340)	(63,674)	(64,724)
Total members' equity (deficit)	$43,111	$368,144	$597,071	$32,797	$91,217	$29,997	$22,005
Total liabilities and members' equity (deficit)	$252,935	$395,836	$628,794	$313,294	$244,494	$291,088	$249,438

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	43,111	368,144	597,071	32,797	91,217	29,997	22,005
Net adjustments to fair value	60,831	73,921	60,683	73,208	71,290	112,914	63,297
TOTAL NET ASSETS	$103,942	$442,065	$657,754	$106,004	$162,507	$142,911	$85,301
NET ASSET VALUE PER INTEREST	$8.19	$9.12	$8.39	$7.38	$9.53	$11.32	$7.52

	Korin	Lallie	Lanier	Lannister	Latte	Lennox	Lierly
ASSETS
Current assets:
Cash	$13,490	$5,357	$4,866	$1,462	$6,000	$4,930	$10,483
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,366	8,565	4,925	1,395	5,574	3,948	3,585
Property and equipment, net	251,938	324,894	338,862	157,396	326,541	187,258	182,098
Total assets	$270,472	$346,391	$355,233	$164,680	$339,314	$201,013	$196,878

LIABILITIES
Current liabilities:
Accrued expenses	$6,596	$11,806	$3,776	$3,038	$4,835	$4,787	$6,740
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,988	46,306	11,205	4,657	19,176	6,812	5,204
Tenant deposits	1,995	2,495	2,295	1,395	2,195	1,795	1,750
Note payable, related party	-	57,200	11,800	23,900	3,600	9,700	-
Mortgage payables	-	240,500	261,565	112,874	-	139,750	131,100
Total liabilities	$14,579	$358,307	$290,641	$145,863	$29,807	$162,844	$144,795

MEMBERS' EQUITY (DEFICIT)
Members' capital	238,585	121,831	121,858	73,621	332,661	64,975	49,093
Accumulated deficit	17,308	(133,747)	(57,267)	(54,804)	(23,154)	(26,806)	2,990
Total members' equity (deficit)	$255,893	$(11,916)	$64,591	$18,817	$309,507	$38,169	$52,083
Total liabilities and members' equity (deficit)	$270,472	$346,391	$355,233	$164,680	$339,314	$201,013	$196,878

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	255,893	(11,916)	64,591	18,817	309,507	38,169	52,083
Net adjustments to fair value	93,357	94,882	80,250	50,668	94,691	94,528	197,205
TOTAL NET ASSETS	$349,250	$82,966	$144,842	$69,485	$404,198	$132,697	$249,289
NET ASSET VALUE PER INTEREST	$10.77	$5.23	$8.78	$7.34	$9.83	$12.53	$26.36

	Lily	Limestone	Litton	Longwoods	Lookout	Loretta	Louis
ASSETS
Current assets:
Cash	$6,000	$5,256	$7,559	$3,019	$9,184	$14,312	$17,957
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,904	4,595	2,295	3,699	4,459	-	4,006
Property and equipment, net	464,582	254,199	298,579	248,023	308,195	614,484	247,946
Total assets	$486,212	$272,590	$309,246	$257,099	$322,580	$630,115	$270,518

LIABILITIES
Current liabilities:
Accrued expenses	$4,137	$6,639	$14,128	$4,729	$1,873	$6,635	$3,124
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	16,734	10,343	7,314	9,141	15,949	16,098	5,084
Tenant deposits	2,395	2,095	2,295	1,950	2,245	-	2,145
Note payable, related party	64,000	21,400	-	-	-	1,200	-
Mortgage payables	308,919	201,100	159,000	-	-	-	-
Total liabilities	$396,185	$241,577	$182,737	$15,821	$20,066	$23,932	$10,353

MEMBERS' EQUITY (DEFICIT)
Members' capital	204,164	101,410	156,517	264,224	299,008	632,320	253,652
Accumulated deficit	(114,138)	(70,397)	(30,008)	(22,946)	3,506	(26,137)	6,513
Total members' equity (deficit)	$90,027	$31,013	$126,509	$241,279	$302,514	$606,182	$260,165
Total liabilities and members' equity (deficit)	$486,212	$272,590	$309,246	$257,099	$322,580	$630,115	$270,518

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	90,027	31,013	126,509	241,279	302,514	606,182	260,165
Net adjustments to fair value	76,394	89,349	113,656	63,788	65,204	100,974	77,584
TOTAL NET ASSETS	$166,420	$120,362	$240,165	$305,067	$367,719	$707,157	$337,748
NET ASSET VALUE PER INTEREST	$6.92	$8.78	$11.22	$9.49	$9.53	$9.30	$10.42

	Louise	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia
ASSETS
Current assets:
Cash	$3,317	$2,541	$4,430	$5,663	$85	$6,000	$3,853
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,054	2,939	3,885	3,401	2,174	6,207	5,249
Property and equipment, net	245,019	260,859	185,781	201,813	183,797	316,966	224,779
Total assets	$258,363	$274,720	$199,138	$211,927	$190,307	$330,203	$240,039

LIABILITIES
Current liabilities:
Accrued expenses	$2,392	$4,917	$6,300	$3,622	$3,374	$6,258	$3,201
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	11,209	11,766	7,440	11,147	7,540	9,148	7,499
Tenant deposits	1,895	1,995	1,895	1,695	2,174	4,190	3,290
Note payable, related party	-	12,300	17,800	12,400	14,900	-	23,800
Mortgage payables	180,197	203,162	150,000	109,267	100,097	-	171,364
Total liabilities	$195,692	$234,140	$183,435	$138,131	$128,084	$19,596	$209,154

MEMBERS' EQUITY (DEFICIT)
Members' capital	86,002	88,702	57,118	119,482	110,186	318,751	86,316
Accumulated deficit	(23,331)	(48,122)	(41,415)	(45,686)	(47,964)	(8,144)	(55,431)
Total members' equity (deficit)	$62,670	$40,580	$15,703	$73,796	$62,222	$310,607	$30,885
Total liabilities and members' equity (deficit)	$258,363	$274,720	$199,138	$211,927	$190,307	$330,203	$240,039

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	62,670	40,580	15,703	73,796	62,222	310,607	30,885
Net adjustments to fair value	79,536	28,222	86,553	54,807	32,541	85,882	50,673
TOTAL NET ASSETS	$142,207	$68,802	$102,256	$128,603	$94,764	$396,489	$81,558
NET ASSET VALUE PER INTEREST	$10.75	$5.39	$11.39	$8.37	$6.96	$9.85	$7.34

	Malbec	Mammoth	Marcelo	Marie	Marietta	Marion	Marple
ASSETS
Current assets:
Cash	$3,165	$1,737	$6,000	$13,251	$4,015	$6,000	$2,700
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,319	4,378	3,263	5,258	4,361	3,322	2,410
Property and equipment, net	275,031	303,000	267,097	289,959	271,530	239,395	161,594
Total assets	$284,530	$318,879	$276,991	$309,419	$288,324	$250,473	$167,226

LIABILITIES
Current liabilities:
Accrued expenses	$4,633	$6,467	$2,999	$1,761	$6,326	$3,600	$3,170
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,682	13,257	19,771	6,826	11,202	8,951	4,424
Tenant deposits	2,195	2,095	1,750	2,745	2,195	2,295	1,395
Note payable, related party	6,500	44,300	-	-	18,900	3,800	-
Mortgage payables	208,585	235,838	-	-	148,815	-	-
Total liabilities	$230,596	$301,956	$24,520	$11,332	$187,439	$18,646	$8,989

MEMBERS' EQUITY (DEFICIT)
Members' capital	90,019	118,444	261,655	268,079	167,631	249,963	175,560
Accumulated deficit	(36,085)	(101,521)	(9,184)	30,008	(66,746)	(18,137)	(17,323)
Total members' equity (deficit)	$53,934	$16,923	$252,471	$298,087	$100,885	$231,826	$158,238
Total liabilities and members' equity (deficit)	$284,530	$318,879	$276,991	$309,419	$288,324	$250,473	$167,226

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	53,934	16,923	252,471	298,087	100,885	231,826	158,238
Net adjustments to fair value	174,170	84,003	83,511	132,961	92,980	77,397	33,811
TOTAL NET ASSETS	$228,104	$100,926	$335,982	$431,048	$193,865	$309,224	$192,049
NET ASSET VALUE PER INTEREST	$16.56	$6.90	$9.95	$11.64	$9.62	$10.16	$9.02

	Martell	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa
ASSETS
Current assets:
Cash	$5,907	$11,511	$4,263	$6,000	$5,001	$162	$4,884
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,610	4,430	3,617	3,871	2,995	182	2,837
Property and equipment, net	239,339	250,065	184,308	267,884	492,422	279,184	191,072
Total assets	$251,557	$266,760	$196,638	$278,531	$514,771	$286,125	$199,418

LIABILITIES
Current liabilities:
Accrued expenses	$4,326	$2,340	$5,770	$2,667	$13,380	$3,191	$2,597
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,138	5,122	7,710	16,771	11,104	13,003	6,052
Tenant deposits	2,595	2,095	1,895	1,895	2,995	-	-
Note payable, related party	13,500	-	-	-	37,900	-	15,900
Mortgage payables	-	-	144,814	-	364,539	212,925	106,918
Total liabilities	$28,560	$9,556	$160,189	$21,333	$429,919	$229,119	$131,467

MEMBERS' EQUITY (DEFICIT)
Members' capital	254,997	241,575	53,274	264,053	157,012	120,082	112,655
Accumulated deficit	(32,000)	15,629	(16,824)	(6,855)	(72,160)	(63,076)	(44,704)
Total members' equity (deficit)	$222,997	$257,203	$36,450	$257,198	$84,852	$57,006	$67,951
Total liabilities and members' equity (deficit)	$251,557	$266,760	$196,638	$278,531	$514,771	$286,125	$199,418

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	222,997	257,203	36,450	257,198	84,852	57,006	67,951
Net adjustments to fair value	81,371	77,526	63,471	81,637	75,075	93,267	70,604
TOTAL NET ASSETS	$304,368	$334,729	$99,921	$338,835	$159,927	$150,273	$138,555
NET ASSET VALUE PER INTEREST	$9.83	$10.54	$10.60	$9.83	$7.29	$9.79	$9.24

	Mojave	Murphy	Mycroft	Nugget	Odessa	Olive	Oly
ASSETS
Current assets:
Cash	$4,389	$4,010	$3,372	$5,291	$6,000	$4,006	$4,474
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,925	4,252	2,443	5,903	6,364	7,321	5,717
Property and equipment, net	209,716	259,501	165,254	500,076	464,913	201,190	469,131
Total assets	$222,641	$277,495	$171,642	$512,694	$485,893	$220,807	$489,927

LIABILITIES
Current liabilities:
Accrued expenses	$5,918	$6,061	$3,427	$5,676	$6,171	$5,841	$5,018
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,896	7,919	4,662	29,972	12,251	10,140	12,509
Tenant deposits	2,195	1,995	1,395	3,145	3,395	1,895	2,995
Note payable, related party	5,900	5,300	-	-	39,400	19,000	5,000
Mortgage payables	160,463	205,328	-	-	371,525	126,100	365,241
Total liabilities	$181,372	$226,604	$9,484	$38,792	$432,742	$162,976	$390,763

MEMBERS' EQUITY (DEFICIT)
Members' capital	55,352	87,705	168,674	503,121	175,121	100,332	156,370
Accumulated deficit	(14,083)	(36,813)	(6,516)	(29,219)	(121,970)	(42,501)	(57,206)
Total members' equity (deficit)	$41,269	$50,892	$162,157	$473,902	$53,151	$57,831	$99,164
Total liabilities and members' equity (deficit)	$222,641	$277,495	$171,642	$512,694	$485,893	$220,807	$489,927

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	41,269	50,892	162,157	473,902	53,151	57,831	99,164
Net adjustments to fair value	114,219	98,455	33,470	9,629	109,637	82,367	68,840
TOTAL NET ASSETS	$155,488	$149,347	$195,627	$483,531	$162,788	$140,198	$168,004
NET ASSET VALUE PER INTEREST	$14.98	$11.45	$9.01	$7.75	$7.44	$10.27	$7.69

	Onyx	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick
ASSETS
Current assets:
Cash	$6,000	$6,000	$5,170	$6,000	$1,103	$6,000	$3,085
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,748	-	1,995	3,673	10,660	3,203	3,982
Property and equipment, net	305,354	233,019	257,973	313,952	351,863	278,390	180,833
Total assets	$316,301	$240,434	$268,332	$325,520	$372,646	$288,411	$188,527

LIABILITIES
Current liabilities:
Accrued expenses	$1,098	$2,417	$6,110	$7,188	$7,629	$3,432	$6,169
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,119	7,463	10,629	19,125	30,953	11,046	7,398
Tenant deposits	2,395	-	1,995	2,295	2,319	1,895	2,195
Note payable, related party	-	-	6,200	-	78,700	5,000	-
Mortgage payables	-	-	-	-	272,005	-	108,300
Total liabilities	$13,611	$9,880	$24,935	$28,609	$391,606	$21,373	$124,062

MEMBERS' EQUITY (DEFICIT)
Members' capital	309,893	248,364	288,646	327,093	130,815	282,990	81,306
Accumulated deficit	(7,203)	(17,809)	(45,248)	(30,182)	(149,775)	(15,952)	(16,841)
Total members' equity (deficit)	$302,690	$230,554	$243,398	$296,911	$(18,960)	$267,038	$64,465
Total liabilities and members' equity (deficit)	$316,301	$240,434	$268,332	$325,520	$372,646	$288,411	$188,527

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	302,690	230,554	243,398	296,911	(18,960)	267,038	64,465
Net adjustments to fair value	38,538	49,493	61,040	97,104	78,847	58,081	125,049
TOTAL NET ASSETS	$341,228	$280,047	$304,438	$394,015	$59,887	$325,118	$189,514
NET ASSET VALUE PER INTEREST	$8.88	$9.38	$9.09	$9.78	$3.53	$9.36	$16.76

	Peanut	Pearl	Pecan	Peterson	Piedmont	Pinot	Pioneer
ASSETS
Current assets:
Cash	$2,307	$6,000	$6,000	$14,151	$4,205	$6,000	$7,086
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,793	4,297	4,070	3,230	4,390	-	6,663
Property and equipment, net	191,693	487,396	187,337	209,524	343,922	277,690	524,200
Total assets	$201,539	$498,719	$198,061	$227,544	$363,744	$286,318	$539,364

LIABILITIES
Current liabilities:
Accrued expenses	$1,881	$3,502	$5,910	$2,691	$4,140	$5,866	$5,082
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,187	30,570	16,214	3,675	13,302	7,772	27,514
Tenant deposits	2,093	2,745	2,295	1,650	2,295	-	3,445
Note payable, related party	-	6,800	-	-	-	4,900	-
Mortgage payables	145,420	-	112,860	-	188,501	210,740	-
Total liabilities	$156,581	$43,618	$137,279	$8,015	$208,237	$229,278	$36,041

MEMBERS' EQUITY (DEFICIT)
Members' capital	66,902	510,733	61,670	215,650	214,093	88,026	532,403
Accumulated deficit	(21,944)	(55,632)	(888)	3,879	(58,586)	(30,987)	(29,079)
Total members' equity (deficit)	$44,958	$455,101	$60,782	$219,529	$155,506	$57,040	$503,324
Total liabilities and members' equity (deficit)	$201,539	$498,719	$198,061	$227,544	$363,744	$286,318	$539,364

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	44,958	455,101	60,782	219,529	155,506	57,040	503,324
Net adjustments to fair value	48,904	54,034	129,603	54,394	8,517	171,584	35,322
TOTAL NET ASSETS	$93,862	$509,135	$190,385	$273,923	$164,024	$228,624	$538,645
NET ASSET VALUE PER INTEREST	$9.59	$8.32	$17.81	$10.10	$6.37	$16.46	$8.27

	Plumtree	Point	Porthos	Quincy	Redondo	Regency	Reginald
ASSETS
Current assets:
Cash	$3,222	$5,038	$6,000	$4,010	$6,000	$6,000	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,456	4,163	4,570	5,274	4,199	3,873	2,935
Property and equipment, net	171,179	340,372	278,576	489,702	283,381	256,941	413,742
Total assets	$177,458	$356,614	$292,325	$500,263	$294,323	$267,669	$424,116

LIABILITIES
Current liabilities:
Accrued expenses	$6,383	$3,315	$5,476	$4,695	$5,159	$4,853	$5,589
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,133	9,852	8,300	16,428	10,195	12,478	16,815
Tenant deposits	1,595	2,095	2,295	2,995	2,195	2,295	2,195
Note payable, related party	-	16,600	-	23,400	8,300	4,000	81,500
Mortgage payables	111,150	265,390	-	-	156,581	136,583	-
Total liabilities	$126,261	$297,252	$16,071	$47,518	$182,430	$160,209	$106,098

MEMBERS' EQUITY (DEFICIT)
Members' capital	60,019	127,016	280,796	509,075	169,098	135,623	433,598
Accumulated deficit	(8,822)	(67,654)	(4,542)	(56,329)	(57,205)	(28,163)	(115,581)
Total members' equity (deficit)	$51,197	$59,362	$276,254	$452,745	$111,893	$107,460	$318,017
Total liabilities and members' equity (deficit)	$177,458	$356,614	$292,325	$500,263	$294,323	$267,669	$424,116

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	51,197	59,362	276,254	452,745	111,893	107,460	318,017
Net adjustments to fair value	126,466	77,370	64,046	60,361	102,863	132,948	56,446
TOTAL NET ASSETS	$177,663	$136,732	$340,300	$513,107	$214,756	$240,408	$374,463
NET ASSET VALUE PER INTEREST	$16.33	$8.24	$9.52	$8.40	$10.16	$12.93	$7.50

	Reynolds	Ribbonwalk	Richardson	Richmond	Ridge	Ritter	River
ASSETS
Current assets:
Cash	$17,005	$5,495	$11,460	$12,640	$5,070	$6,000	$2,358
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,629	4,525	3,708	5,614	2,543	5,095	7,321
Property and equipment, net	384,809	279,252	281,840	353,141	188,122	450,593	230,412
Total assets	$405,552	$295,955	$297,673	$372,319	$202,283	$463,214	$244,637

LIABILITIES
Current liabilities:
Accrued expenses	$5,128	$3,221	$6,237	$4,415	$5,394	$3,220	$4,491
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	20,521	38,822	7,327	6,198	7,753	24,460	8,451
Tenant deposits	2,495	2,195	1,895	3,443	2,543	2,495	2,993
Note payable, related party	-	11,000	-	-	5,600	13,800	-
Mortgage payables	-	221,962	-	-	140,400	-	172,250
Total liabilities	$28,144	$277,199	$15,459	$14,056	$161,690	$43,975	$188,184

MEMBERS' EQUITY (DEFICIT)
Members' capital	381,723	107,648	283,509	367,962	67,671	474,761	80,173
Accumulated deficit	(4,315)	(88,892)	(1,295)	(9,699)	(27,078)	(55,522)	(23,721)
Total members' equity (deficit)	$377,409	$18,756	$282,214	$358,263	$40,593	$419,239	$56,453
Total liabilities and members' equity (deficit)	$405,552	$295,955	$297,673	$372,319	$202,283	$463,214	$244,637

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	377,409	18,756	282,214	358,263	40,593	419,239	56,453
Net adjustments to fair value	12,239	111,474	88,653	75,580	69,085	94,358	102,307
TOTAL NET ASSETS	$389,647	$130,230	$370,866	$433,843	$109,678	$513,598	$158,760
NET ASSET VALUE PER INTEREST	$7.93	$9.38	$10.10	$9.68	$10.55	$8.86	$12.51

	Riverwalk	Rooney	Roseberry	Rosewood	Roxy	Saddlebred	Saint
ASSETS
Current assets:
Cash	$12,326	$2,974	$4,071	$7,003	$6,000	$6,000	$2,975
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,677	4,310	8,719	4,061	4,240	5,416	-
Property and equipment, net	353,682	329,220	284,326	241,111	290,396	419,088	286,663
Total assets	$372,550	$344,137	$309,653	$255,016	$307,728	$436,433	$295,767

LIABILITIES
Current liabilities:
Accrued expenses	$2,186	$3,130	$7,616	$2,349	$2,872	$4,379	$5,458
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	19,181	9,056	9,078	6,192	8,026	11,142	6,926
Tenant deposits	2,845	2,495	3,443	2,768	1,995	3,045	-
Note payable, related party	-	16,500	13,000	3,100	14,200	22,400	-
Mortgage payables	-	256,741	209,311	187,146	218,444	329,788	210,009
Total liabilities	$24,213	$287,922	$242,447	$201,555	$245,537	$370,754	$222,393

MEMBERS' EQUITY (DEFICIT)
Members' capital	353,236	117,440	100,816	85,336	104,885	159,933	91,913
Accumulated deficit	(4,898)	(61,225)	(33,610)	(31,875)	(42,695)	(94,253)	(18,539)
Total members' equity (deficit)	$348,338	$56,215	$67,206	$53,461	$62,190	$65,679	$73,374
Total liabilities and members' equity (deficit)	$372,550	$344,137	$309,653	$255,016	$307,728	$436,433	$295,767

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	348,338	56,215	67,206	53,461	62,190	65,679	73,374
Net adjustments to fair value	95,344	80,891	95,083	74,481	64,712	84,343	34,934
TOTAL NET ASSETS	$443,682	$137,106	$162,289	$127,942	$126,902	$150,022	$108,308
NET ASSET VALUE PER INTEREST	$9.94	$8.78	$11.10	$10.60	$8.86	$7.59	$7.33

	Sajni	Salem	Salinas	Saturn	Scepter	Sequoyah	Shallowford
ASSETS
Current assets:
Cash	$6,000	$5,107	$6,000	$3,603	$6,000	$645	$5,811
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,275	3,471	3,251	3,235	3,903	2,607	4,107
Property and equipment, net	297,039	275,000	211,998	187,691	240,272	226,957	323,519
Total assets	$310,795	$284,760	$221,791	$197,875	$255,038	$230,828	$341,242

LIABILITIES
Current liabilities:
Accrued expenses	$1,992	$5,362	$3,153	$2,931	$4,733	$6,658	$3,235
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,715	8,565	9,538	5,239	7,659	7,893	11,903
Tenant deposits	2,445	2,195	1,945	1,495	2,195	1,750	2,095
Note payable, related party	52,500	18,500	19,300	16,800	5,800	23,500	13,500
Mortgage payables	-	212,550	-	138,251	187,182	123,225	177,201
Total liabilities	$65,653	$247,171	$33,936	$164,716	$207,569	$163,026	$207,933

MEMBERS' EQUITY (DEFICIT)
Members' capital	286,988	90,659	216,268	79,760	86,035	133,436	200,728
Accumulated deficit	(41,845)	(53,071)	(28,413)	(46,602)	(38,566)	(65,633)	(67,419)
Total members' equity (deficit)	$245,142	$37,588	$187,855	$33,158	$47,469	$67,802	$133,309
Total liabilities and members' equity (deficit)	$310,795	$284,760	$221,791	$197,875	$255,038	$230,828	$341,242

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	245,142	37,588	187,855	33,158	47,469	67,802	133,309
Net adjustments to fair value	111,033	174,947	107,942	67,871	54,259	78,287	52,314
TOTAL NET ASSETS	$356,175	$212,535	$295,797	$101,030	$101,728	$146,089	$185,622
NET ASSET VALUE PER INTEREST	$10.17	$15.99	$10.88	$9.77	$8.76	$8.68	$7.63

	Shoreline	Sigma	Simon	Sims	Soapstone	Sodalis	Spencer
ASSETS
Current assets:
Cash	$5,168	$3,330	$12,019	$9,739	$5,913	$6,000	$487
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,334	2,869	4,306	4,805	4,240	3,662	2,982
Property and equipment, net	268,490	337,249	267,076	251,185	193,040	273,689	259,732
Total assets	$284,554	$350,928	$284,177	$266,477	$203,942	$284,133	$266,478

LIABILITIES
Current liabilities:
Accrued expenses	$7,078	$6,674	$2,318	$3,341	$6,933	$8,697	$6,452
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,881	9,628	5,590	5,405	7,022	7,383	13,188
Tenant deposits	2,095	2,869	2,345	2,768	2,350	1,895	2,349
Note payable, related party	30,200	-	-	-	1,900	25,200	4,400
Mortgage payables	211,900	267,160	-	-	128,250	-	195,000
Total liabilities	$262,154	$286,331	$10,253	$11,514	$146,455	$43,174	$221,389

MEMBERS' EQUITY (DEFICIT)
Members' capital	94,096	111,952	265,510	255,264	63,132	277,711	89,539
Accumulated deficit	(71,696)	(47,355)	8,413	(300)	(5,645)	(36,752)	(44,451)
Total members' equity (deficit)	$22,400	$64,597	$273,924	$254,964	$57,486	$240,959	$45,089
Total liabilities and members' equity (deficit)	$284,554	$350,928	$284,177	$266,477	$203,942	$284,133	$266,478

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	22,400	64,597	273,924	254,964	57,486	240,959	45,089
Net adjustments to fair value	91,534	88,918	79,815	54,840	184,369	49,924	98,655
TOTAL NET ASSETS	$113,935	$153,515	$353,738	$309,803	$241,855	$290,883	$143,744
NET ASSET VALUE PER INTEREST	$9.32	$9.49	$10.37	$9.55	$24.18	$8.72	$10.41

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside
ASSETS
Current assets:
Cash	$5,603	$6,000	$4,393	$826	$4,174	$4,289	$12,916
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,261	5,350	3,051	5,567	4,539	3,605	3,166
Property and equipment, net	193,539	221,658	180,695	269,228	227,035	286,896	201,100
Total assets	$202,997	$233,595	$193,329	$282,622	$237,487	$295,728	$217,786

LIABILITIES
Current liabilities:
Accrued expenses	$5,851	$4,689	$2,677	$4,554	$5,494	$4,375	$2,345
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,502	6,598	6,329	16,193	6,208	11,868	4,799
Tenant deposits	1,550	3,590	1,395	3,590	-	2,195	1,595
Note payable, related party	15,700	3,400	15,000	12,200	37,400	12,700	-
Mortgage payables	122,506	-	132,896	201,500	165,750	156,581	-
Total liabilities	$152,109	$18,276	$158,297	$238,037	$214,852	$187,719	$8,739

MEMBERS' EQUITY (DEFICIT)
Members' capital	65,452	224,762	68,881	115,650	86,029	169,222	198,620
Accumulated deficit	(14,564)	(9,443)	(33,849)	(71,065)	(63,395)	(61,212)	10,427
Total members' equity (deficit)	$50,888	$215,319	$35,032	$44,585	$22,635	$108,010	$209,047
Total liabilities and members' equity (deficit)	$202,997	$233,595	$193,329	$282,622	$237,487	$295,728	$217,786

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	50,888	215,319	35,032	44,585	22,635	108,010	209,047
Net adjustments to fair value	115,839	53,622	38,618	108,998	113,508	91,762	74,073
TOTAL NET ASSETS	$166,727	$268,940	$73,650	$153,583	$136,143	$199,772	$283,120
NET ASSET VALUE PER INTEREST	$14.91	$9.39	$7.78	$10.46	$11.67	$9.46	$10.74

	Swift	Taylor	Terracotta	Theodore	Tulip	Tuscan	Tuscarora
ASSETS
Current assets:
Cash	$6,514	$6,000	$3,462	$9,440	$4,148	$6,000	$13,814
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,708	2,751	2,363	4,194	2,550	2,795	5,125
Property and equipment, net	307,167	206,762	287,581	265,088	282,145	277,332	303,603
Total assets	$321,294	$219,825	$299,813	$279,498	$295,772	$286,920	$323,394

LIABILITIES
Current liabilities:
Accrued expenses	$4,418	$2,258	$5,572	$2,309	$3,035	$9,004	$5,204
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	17,090	11,366	13,555	5,256	13,434	9,554	7,182
Tenant deposits	2,195	848	1,745	2,245	-	2,795	2,895
Note payable, related party	-	19,700	32,400	-	24,300	-	-
Mortgage payables	-	112,348	220,543	-	219,841	181,480	-
Total liabilities	$23,703	$146,519	$273,815	$9,810	$260,610	$202,833	$15,280

MEMBERS' EQUITY (DEFICIT)
Members' capital	308,514	132,430	109,209	266,220	99,347	101,055	303,316
Accumulated deficit	(10,923)	(59,123)	(83,212)	3,467	(64,184)	(16,967)	4,798
Total members' equity (deficit)	$297,591	$73,307	$25,997	$269,688	$35,163	$84,087	$308,114
Total liabilities and members' equity (deficit)	$321,294	$219,825	$299,813	$279,498	$295,772	$286,920	$323,394

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	297,591	73,307	25,997	269,688	35,163	84,087	308,114
Net adjustments to fair value	59,836	71,219	65,774	81,517	70,773	171,160	97,943
TOTAL NET ASSETS	$357,428	$144,526	$91,771	$351,205	$105,935	$255,247	$406,057
NET ASSET VALUE PER INTEREST	$9.05	$9.07	$6.57	$10.35	$7.57	$15.51	$10.44

	Tuxford	Vernon	Walton	Wave	Weldon	Wellington	Wentworth
ASSETS
Current assets:
Cash	$4,936	$5,237	$3,318	$4,201	$3,862	$6,000	$8,115
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,377	4,968	1,795	10,606	3,813	5,089	3,600
Property and equipment, net	232,293	227,182	276,637	296,765	183,735	369,399	202,905
Total assets	$250,237	$245,039	$282,405	$319,407	$196,167	$381,550	$218,402

LIABILITIES
Current liabilities:
Accrued expenses	$6,817	$5,425	$7,408	$6,309	$2,871	$5,513	$5,828
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	13,176	8,706	16,229	18,646	7,955	9,663	5,721
Tenant deposits	1,995	2,843	1,795	3,890	2,168	2,395	1,595
Note payable, related party	25,800	7,400	34,500	94,200	-	5,200	-
Mortgage payables	176,724	180,056	-	221,935	135,017	-	155,410
Total liabilities	$224,512	$204,429	$59,932	$344,980	$148,011	$22,771	$168,554

MEMBERS' EQUITY (DEFICIT)
Members' capital	90,702	78,869	283,013	110,927	75,434	378,646	52,850
Accumulated deficit	(64,977)	(38,260)	(60,540)	(136,500)	(27,278)	(19,867)	(3,002)
Total members' equity (deficit)	$25,725	$40,610	$222,473	$(25,573)	$48,156	$358,779	$49,848
Total liabilities and members' equity (deficit)	$250,237	$245,039	$282,405	$319,407	$196,167	$381,550	$218,402

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	25,725	40,610	222,473	(25,573)	48,156	358,779	49,848
Net adjustments to fair value	47,375	71,736	97,118	73,863	68,274	58,181	117,896
TOTAL NET ASSETS	$73,101	$112,346	$319,590	$48,290	$116,430	$416,961	$167,744
NET ASSET VALUE PER INTEREST	$6.06	$9.68	$9.32	$3.46	$11.41	$8.86	$15.20

	Wescott	Westchester	Wildwood	Willow	Wilson	Winchester	Windsor
ASSETS
Current assets:
Cash	$2,523	$3,735	$6,087	$2,341	$8,505	$4,833	$-
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,132	5,222	3,643	2,965	3,653	2,313	2,595
Property and equipment, net	244,741	295,139	196,536	262,206	344,334	253,882	303,107
Total assets	$252,724	$314,013	$210,370	$268,096	$357,329	$261,917	$314,455

LIABILITIES
Current liabilities:
Accrued expenses	$3,313	$8,817	$2,052	$5,069	$7,762	$3,739	$14,502
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,845	11,131	6,464	8,392	9,545	5,974	18,783
Tenant deposits	1,695	2,595	1,945	1,545	2,445	1,895	2,595
Note payable, related party	35,000	25,300	-	-	-	5,400	47,300
Mortgage payables	133,267	198,900	107,476	-	-	-	227,500
Total liabilities	$183,120	$246,744	$117,937	$15,006	$19,751	$17,008	$310,680

MEMBERS' EQUITY (DEFICIT)
Members' capital	142,375	137,278	102,946	267,634	343,697	256,610	114,006
Accumulated deficit	(72,771)	(70,009)	(10,514)	(14,544)	(6,120)	(11,701)	(110,231)
Total members' equity (deficit)	$69,604	$67,269	$92,432	$253,090	$337,578	$244,909	$3,775
Total liabilities and members' equity (deficit)	$252,724	$314,013	$210,370	$268,096	$357,329	$261,917	$314,455

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	69,604	67,269	92,432	253,090	337,578	244,909	3,775
Net adjustments to fair value	60,949	91,088	77,346	49,502	115,123	62,768	143,739
TOTAL NET ASSETS	$130,553	$158,358	$169,778	$302,592	$452,701	$307,676	$147,514
NET ASSET VALUE PER INTEREST	$7.35	$8.75	$11.57	$9.04	$10.22	$9.75	$9.52

	Winston	Wisteria
ASSETS
Current assets:
Cash	$8,852	$1,624
Other receivables	-	-
Prepaid expenses	-	-
Deposits	5,495	2,159
Property and equipment, net	295,265	267,020
Total assets	$310,349	$275,796

LIABILITIES
Current liabilities:
Accrued expenses	$3,438	$2,732
Accounts payable	-	-
Due to (from) related parties	7,768	12,907
Tenant deposits	1,795	-
Note payable, related party	-	9,300
Mortgage payables	-	205,510
Total liabilities	$13,001	$230,449

MEMBERS' EQUITY (DEFICIT)
Members' capital	304,002	93,083
Accumulated deficit	(6,654)	(47,736)
Total members' equity (deficit)	$297,348	$45,347
Total liabilities and members' equity (deficit)	$310,349	$275,796

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	297,348	45,347
Net adjustments to fair value	42,617	66,692
TOTAL NET ASSETS	$339,965	$112,039
NET ASSET VALUE PER INTEREST	$8.94	$8.78

[1] Estimated Balance Sheet as of August 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over the lesser of ten years and the fixed rate period of the long term financing tied directly to the assets (typically five to ten years), and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.